                                      INDEX

                                                                            PAGE
--------------------------------------------------------------------------------
NAVIOS MARITIME HOLDINGS INC.
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2005 (Successor) AND 2004
(Predecessor)                                                                F-2
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM AUGUST 26,
2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO
AUGUST 25, 2005, AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Predecessor)                                                                F-3
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM AUGUST 26,
2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO
AUGUST 25, 2005, AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Predecessor)                                                                F-4
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE PERIOD FROM
AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY
1, 2005 TO AUGUST 25, 2005, AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND
2003 (Predecessor)                                                           F-5
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                               F-6
--------------------------------------------------------------------------------
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    F-39
--------------------------------------------------------------------------------

                                      F-1

                          NAVIOS MARITIME HOLDINGS INC.
                           CONSOLIDATED BALANCE SHEETS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                                                   SUCCESSOR        PREDECESSOR
                                                                                  DECEMBER 31,      DECEMBER 31,
                                                                       NOTES          2005              2004
                                                                       -----          ----              ----
ASSETS
CURRENT ASSETS

Cash and cash equivalents                                              4, 12       $    37,737      $   46,758
Restricted cash                                                        2, 12             4,086           3,513
Accounts receivable, net                                                 5              13,703          15,200
Short term derivative asset                                              12             45,556         109,310
Short term backlog asset                                                 8               7,019               -
Prepaid expenses and other current assets                                6               6,438          13,163
                                                                                   ------------     -----------
TOTAL CURRENT ASSETS                                                                   114,539         187,944
                                                                                   ------------     -----------
Deposit on exercise of vessels purchase options                          7               8,322               -
Vessels, port terminal and other fixed assets, net                     7, 23           365,997         138,199
Fixed assets under construction                                                              -           2,794
Long term derivative assets                                              12                 28             708
Deferred financing costs, net                                                           11,677             425
Deferred dry dock and special survey costs, net                                          2,448             435
Investments in affiliates                                              9, 17               657             557
Long term backlog asset                                                  8               7,744               -
Trade name                                                               8              89,014           2,004
Port terminal operating rights                                           8              30,728               -
Favorable lease terms                                                    8             117,440               -
Goodwill                                                                                40,789             226
                                                                                   ------------     -----------
TOTAL NON-CURRENT ASSETS                                                               674,844         145,348
                                                                                   ------------     -----------
TOTAL ASSETS                                                                       $   789,383      $  333,292
                                                                                   ============     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                   $    13,886      $   14,883
Accrued expenses                                                         10             11,253           7,117
Deferred voyage revenue                                                                  6,143          15,135
Short term derivative liability                                          12             39,992          65,392
Short term backlog liability                                             8               8,109               -
Current portion of long term debt                                        11             54,221           1,000
                                                                                   ------------     -----------
TOTAL CURRENT LIABILITIES                                                              133,604         103,527
                                                                                   ------------     -----------

Long term debt, net of current portion                                   11            439,179          49,506
Long term liabilities                                                    13              2,297           3,024
Long term derivative liability                                           12                598           2,444
Long term backlog liability                                              8               5,947               -
                                                                                   ------------     -----------
TOTAL NON-CURRENT LIABILITIES                                                          448,021          54,974
                                                                                   ------------     -----------
TOTAL LIABILITIES                                                                      581,625         158,501
                                                                                   ------------     -----------
COMMITMENTS AND CONTINGENCIES                                            15
STOCKHOLDERS' EQUITY
SUCCESSOR
Preferred stock - $0.0001 par value, authorized 1,000,000 shares.                            -               -
None issued
Common stock - $ 0.0001 par value, authorized 120,000,000 shares,                                            -
issued and outstanding 44,239,319                                                            4
PREDECESSOR
Common stock - $0.10 par value - authorized, issued and outstanding                          -              87
874,584 shares
Additional paid-in capital                                                             205,593          60,570
LEGAL RESERVE, RESTRICTED                                                14                  -             289
RETAINED EARNINGS                                                                        2,161         113,845
                                                                                   ------------     -----------
TOTAL STOCKHOLDERS' EQUITY                                                             207,758         174,791
                                                                                   ------------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $   789,383      $  333,292
                                                                                   ============     ===========

                         See notes to consolidated financial statements

                                      F-2

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                         SUCCESSOR          PREDECESSOR        PREDECESSOR            PREDECESSOR
                                                      AUGUST 26, 2005     JANUARY 1, 2005         YEAR                   YEAR
                                                            TO                  TO                ENDED                  ENDED
                                            NOTE     DECEMBER 31, 2005    AUGUST 25, 2005   DECEMBER 31, 2004      DECEMBER 31, 2003
                                            ----     -----------------    ---------------   -----------------      -----------------

Revenue                                      20       $    76,376             $  158,630      $    279,184          $   179,734
(Loss) gain on Forward Freight Agreements    12            (2,766)                 2,869            57,746               51,115
Time charter, voyage and port terminal                    (39,530)               (91,806)         (180,026)           (136,551)
expenses
Direct vessel expenses                                    (3,137)                (5,650)           (8,224)             (10,447)
General and administrative expenses                       (4,582)                (9,964)          (12,722)             (11,628)
Depreciation and amortization               7, 8         (13,582)                (3,872)           (5,925)              (8,857)
Gain (loss) on sale of assets                18                -                      -                 61              (2,367)
Interest income                                             1,163                  1,350               789                  134
Interest expense and finance cost, net       11          (11,892)                (1,677)           (3,450)              (5,278)
Other income                                                   52                  1,426               374                1,102
Other expense                                               (226)                  (757)           (1,438)                (553)
                                                      ------------            -----------      ------------          ------------
Income before equity in net earnings of
affiliate companies                                         1,876                 50,549           126,369               56,404
Minority Interest                            19                 -                      -                 -              (1,306)
Equity in net Earnings of Affiliated        9, 17             285                    788               763                  403
Companies
                                                      ------------            -----------      ------------          ------------
NET INCOME                                            $     2,161             $    51,337      $    127,132          $    55,501
                                                      ------------            -----------      ------------          ------------

EARNINGS PER SHARE, BASIC                             $       0.05            $     58.70      $     139.83          $     55.70
                                                      ============            ===========      ============          ============

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC     21         40,189,356                874,584           909,205              996,408
                                                      ============            ===========      ============          ============

EARNINGS PER SHARE, DILUTED                           $       0.05            $     58.70      $     139.83          $     55.70
                                                      ============            ===========      ============          ============

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED   21         45,238,554                874,584           909,205              996,408
                                                      ============            ===========      ============          ============

                                 See notes to consolidated financial statements.

                                      F-3

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                           SUCCESSOR          PREDECESSOR        PREDECESSOR          PREDECESSOR
                                                        AUGUST 26, 2005     JANUARY 1, 2005         YEAR                  YEAR
                                                              TO                  TO                ENDED                ENDED
                                               NOTE    DECEMBER 31, 2005    AUGUST 25, 2005   DECEMBER 31, 2004    DECEMBER 31, 2003
                                               ----    -----------------    ---------------   -----------------    -----------------

OPERATING ACTIVITIES
Net income                                                $      2,161       $     51,337        $    127,132         $     55,501
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
Minority interest                               19                   -                  -                   -                1,306
Depreciation and amortization                  7, 8             13,582              3,872               5,925                8,857
Amortization of deferred financing cost                          1,253                425                 773                  565
Amortization of deferred dry dock costs                            143                160                 249                  309
Amortization of backlog                                           (78)                  -                   -                    -
Provision for losses on accounts receivable      5                 411              (880)               (573)                1,021
(Gain) / loss on sale of fixed assets                                -                  -                (61)                2,367
Unrealized loss/(gain) on FFA derivatives       12              17,074             23,793               (599)             (45,905)
Unrealized (gain)/loss on foreign exchange                       (212)                338                  44                (170)
contracts
Unrealized (gain)/loss on interest rate swaps                    (384)              (403)                 301                  220
Earnings in affiliates, net of dividends       9, 17             (285)                185                (64)                (325)
received
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Decrease (increase) in restricted cash                             433            (1,005)               (281)                  309
(Increase) decrease in accounts receivable                     (9,193)             11,768               2,721             (12,937)
Decrease (increase) in prepaid expenses and                      2,896              3,762               4,755              (7,778)
other
(Decrease) increase in accounts payable                        (1,321)           (10,172)                 708               10,895
Increase (decrease) in accrued expenses                          2,332            (1,229)                 191                1,732
(Decrease) increase in deferred voyage                         (3,961)            (5,032)             (1,833)                7,610
revenue
(Decrease) increase in long term liability                       (275)              (451)                 148                  198
Increase (decrease) in derivative accounts                       1,505            (4,523)             (2,318)              (2,323)
                                                          ------------       ------------        ------------         ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       26,081             71,945             137,218               21,452
                                                          ------------       ------------        ------------         ------------
INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase                         (8,322)                  -                    -                    -
options
Deferred dry dock and special survey costs                     (1,710)                  -                    -                    -
Acquisition of vessels                         7, 17         (110,831)                  -                    -                    -
Purchase of property and equipment               7               (294)            (4,264)              (5,103)             (36,447)
Proceeds from sale of fixed assets                                   -                  -                 136               63,041
                                                          ------------       ------------        ------------         ------------
NET CASH (USED IN) PROVIDED BY INVESTING                     (121,157)            (4,264)              (4,967)              26,594
ACTIVITIES
                                                          ------------       ------------        ------------         ------------
FINANCING ACTIVITIES:
Change in bank overdraft                                             -                  -                   -               (1,492)
Proceeds from long term loan                    11             105,900                  -              91,506               45,325
Repayment of long term debt                     11           (126,870)           (50,506)            (139,189)             (76,752)
Repayment of shareholders loan                  17             (8,622)                  -                 367                     -
Deferred financing costs                                       (3,787)                  -                (438)                 (41)
Acquisition of common stock                                          -                  -              (9,000)                (850)
Issuance of preferred stock                                          -                  -                   -                6,440
Redemption of preferred stock                                        -                  -             (15,189)                (686)
Distribution paid to minority interest                               -                  -                   -               (1,360)
Dividends paid                                                       -                  -             (40,000)                    -
Cash received from downstream merger             3             102,259                  -                   -                     -
                                                          ------------       ------------        ------------         ------------
NET CASH PROVIDED BY (USED IN) FINANCING                        68,880           (50,506)            (111,943)             (29,416)
ACTIVITIES
                                                          ------------       ------------        ------------         ------------
(DECREASE) INCREASE IN CASH AND CASH                          (26,196)             17,175              20,308               18,630
EQUIVALENTS
                                                          ------------       ------------        ------------         ------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                    63,933             46,758              26,450                7,820
CASH AND CASH EQUIVALENTS, END OF YEAR                    $     37,737       $     63,933        $     46,758         $     26,450
                                                          ============       ============        ============         ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
Cash paid for interest                                    $      9,932       $      2,358        $      5,159         $      6,794

NON-CASH INVESTING AND FINANCING ACTIVITIES

    o  See Note 3 for assets and liabilities assumed in the down stream merger of ISE

    o  See Notes 7 and 17 for issuance of shares in connection with the acquisition of vessels

                                           See notes to consolidated financial statements.

                                      F-4

                          NAVIOS MARITIME HOLDINGS INC.
                  CONSOLIDATED STATEMENTS STOCKHOLDERS' EQUITY
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                          NUMBER OF    COMMON     ADDITIONAL     LOAN         LEGAL        RETAINED       TOTAL
                                           COMMON       STOCK      PAID-IN        TO         RESERVE       EARNINGS    STOCKHOLDERS'
                                           SHARES                  CAPITAL    SHAREHOLDER  (RESTRICTED)                   EQUITY

BALANCE JANUARY 1, 2003 (PREDECESSOR)     1,000,000   $    100   $   70,407    $   (367)    $      47    $ (28,546)     $   41,641
  Net income                                      -          -            -            -            -        55,501         55,501
  Movement in legal reserve                       -          -            -            -           88          (88)              -
  Cancellation of common stock             (21,553)        (2)        (848)            -            -             -          (850)
                                         ----------   --------   ----------    ---------    ---------    ----------     ----------
BALANCE DECEMBER 31, 2003                   978,447         98       69,559        (367)          135        26,867         96,292
(PREDECESSOR)
  Net income                                      -          -            -            -            -       127,132        127,132
  Movement in legal reserve                       -          -            -            -          154         (154)              -
  Repayment of shareholder loan                   -          -            -          367            -             -            367
  Dividends                                       -          -            -            -            -      (40,000)       (40,000)
  Cancellation of common stock            (103,863)       (11)      (8,989)            -            -             -        (9,000)
                                         ----------   --------   ----------    ---------    ---------    ----------     ----------
BALANCE DECEMBER 31, 2004                   874,584         87       60,570            -          289       113,845        174,791
(PREDECESSOR)
  Net income - year to August 25, 2005            -          -            -            -            -        51,337         51,337
  Movement in legal reserve                       -          -            -            -          163         (163)              -
                                         ----------   --------   ----------    ---------    ---------    ----------     ----------
BALANCE AUGUST 25, 2005 (PREDECESSOR)       874,584         87       60,570            -          452       165,019        226,128
  Push down of purchase accounting                -          -      547,310            -        (452)     (165,019)        381,839
  Downstream merger                      39,025,416       (83)    (423,632)            -            -             -      (423,715)
  Issuance of common stock in
  connection with the acquisition         4,339,319          -       21,345            -            -             -         21,345
  of vessels (Note 7)
  Net income August 26, 2005 to
  December 31, 2005                               -          -            -            -            -         2,161          2,161
                                         ----------   --------   ----------    ---------    ---------    ----------     ----------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)    44,239,319   $      4   $  205,593    $       -    $       -    $    2,161     $  207,758
                                         ==========   ========   ==========    =========    =========    ==========     ==========

                                     See notes to consolidated financial statements.

                                      F-5

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 1 - DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc.
("Anemos") and Navios Corporation ("Navios") each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings,
Inc. ("Nautilus"), a Marshall Islands corporation. For accounting purposes,
Anemos was considered the acquirer. During 2003, Nautilus changed its name to
Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios" or the "Company") and all the
shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements "FFAs" and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and
Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The
Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments.
Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company's reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira,
Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons (2004: 205,000 tons; 2003: 165,000 tons). During 2005, shipments totaled 2,057,700 tons (2004: 2,027,200 tons; 2003: 1,811,000 tons) of agricultural and other products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)   BASIS OF PRESENTATION: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(B)   PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a
      Marshall Islands corporation, and its majority owned subsidiaries (the
      "Company" or "Navios"). The consolidated financial statements for the period from August 26, 2005 to December 31, 2005 reflect the Company's consolidated financial position, results of operations and cash flows as successor while all other periods presented are for the predecessor company (see note 3). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

      SUBSIDIARIES: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

                                      F-6

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

      INVESTMENTS IN AFFILIATES: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the
      Company has significant influence, but which it does not control.
      Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income.
      Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

COMPANIES INCLUDED IN THE CONSOLIDATION:

                                             NATURE /                 COUNTRY OF                STATEMENT OF OPERATIONS
COMPANY NAME                                VESSEL NAME              INCORPORATION    2005         2005        2004          2003
------------                                                                        SUCCESSOR   PREDECESSOR PREDECESSOR  PREDECESSOR

Navios Maritime Holdings Inc.          Holding Company               Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Navios Corporation                     Sub-Holding Company           Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Navios International Inc.              Operating Company             Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Navimax Corporation                    Operating Company             Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Navios Handybulk Inc.                  Operating Company             Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Corporation Navios SA                  Operating Company               Uruguay     8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Hestia Shipping Ltd.                   Operating Company                Malta      10/20-12/31      -            -            -
Anemos Maritime Holdings               Sub-Holding Company           Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Navios Shipmanagement Inc.             Management Company            Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Achilles Shipping Corporation          Navios Achilles               Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Apollon Shipping Corporation           Navios Apollon                Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Herakles Shipping Corporation          Navios Herakles               Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Hios Shipping Corporation              Navios Hios                   Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    3/20-12/31
Ionian Shipping Corporation            Navios Ionian                 Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31
Kypros Shipping Corporation            Navios Kypros                 Marshall Is.  8/26-12/31    1/1-8/25    1/1-12/31    2/28-12/31
Meridian Shipping Enterprises Inc.     Navios Meridian               Marshall Is.  11/30-12/31      -            -            -
Mercator Shipping Corporation          Navios Mercator               Marshall Is.  12/30-12/31      -            -            -
Libra Shipping Enterprises Corp.       Navios Libra II               Marshall Is.  12/22-12/31      -            -            -
Alegria Shipping Corporation           Navios Alegria                Marshall Is.  12/22-12/31      -            -            -
Felicity Shipping Corporation          Navios Felicity               Marshall Is.  12/27-12/31      -            -            -
Gemini Shipping Corporation            Navios Gemini S (ii)          Marshall Is.       -           -            -            -
Arc Shipping Corporation               Navios Arc (iii)              Marshall Is.       -           -            -            -
Galaxy Shipping Corporation            Navios Galaxy I (iv)          Marshall Is.       -           -            -            -
Horizon Shipping Enterprises
Corporation                            Navios Horizon (iv)           Marshall Is.       -           -            -            -
Magellan Shipping Corporation          Navios Magellan (iv)          Marshall Is.       -           -            -            -

Acropolis Shipping & Trading Inc. (i)  Brokerage Company              Liberia     8/26-12/31    1/1-8/25    1/1-12/31    1/1-12/31

     (i)   The company is 50% owned by Navios and is accounted for on the equity basis.

     (ii)  The vessel was acquired on January 5, 2006 (Note 23)

     (iii) The vessel was acquired on February 10, 2006 (Note 23)

     (iv)  Navios Galaxy and Navios Magellan are expected to be delivered in the week starting March 20, 2006 and Navios Horizon in the first week of
           April 2006.

     (C)   USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
           Actual results could differ from those estimates under different assumptions and or conditions.

                                      F-7

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

     (D)   CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

     (E)   RESTRICTED CASH: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels' lenders. A portion of the amounts on deposit with NOS ASA are held as base and margin collaterals on active trades. As of December 31, 2005 and 2004, the restricted balance with NOS ASA was $1,000 and $2,768, respectively.

           Also included in restricted cash as of December 31, 2005 and 2004 are amounts held as security in the form of letters of guarantee or letters of credit totaling $500 and $745, respectively. In addition at December 31, 2005 restricted cash includes $2,586 held in retention accounts related to collateral for interest rate swaps and accrued interest on loans. No such retention accounts existed at
           December 31, 2004.

     (F)   INSURANCE CLAIMS: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

     (G)   INVENTORIES: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market as determined on the first in first out basis or market value.

     (H)   VESSELS, NET: In connection with the acquisition / reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major
           improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

           Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years from the vessel's original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

     (I)   PORT TERMINAL AND OTHER FIXED ASSETS, NET: In connection with the acquisition / reincorporation, the port terminal and other fixed assets owned by Navios (Predecessor) were stated at fair market value as of August 25, 2005. Acquisitions subsequent to that date are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives.
           The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

           Annual depreciation rates used, which approximate the useful life of the assets are:

             Port facilities and transfer station               3  to 40 years
             Furniture, fixtures and equipment                  3 to 10 years
             Computer equipment and software                    5 years
             Leasehold improvements                             6 years

                                      F-8

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

     (J)   FIXED ASSETS UNDER CONSTRUCTION: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. No interest was capitalized in any of the periods presented.

     (K)   ASSETS HELD FOR SALE: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The
           Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

     (L)   IMPAIRMENT OF LONG LIVED ASSETS: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts.
           Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset's carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

     (M)   DEFERRED DRY-DOCK AND SPECIAL SURVEY COSTS: The Company's vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined.
           Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels' capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels' cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.
           For the periods from August 26, 2005 to December 31, 2005 and from
           January 1, 2005 to August 25, 2005 and for the years ended December
           31, 2004 and 2003 the amortization was $143, $160, $249 and $309, respectively. Accumulated amortization as of December 31, 2005 and
           2004 was $143 and $795, respectively.

     (N)   ASSET RETIREMENT OBLIGATION: The Company adopted SFAS No. 143,
           "Accounting for Asset Retirement Obligations" as of January 1, 2003.
           This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2005 and 2004, the asset balance was $22 and $23, respectively. At December 31, 2005 and
           2004, the liability balance associated with the lease of port terminal was $30 and $28, respectively.

                                      F-9

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

     (O)   DEFERRED FINANCING COSTS: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. During December 2005, the Company refinanced the credit facility obtained on July 12, 2005 (Note 11), which was not accounted for in the same manner as a debt extinguishment. Therefore, fees paid to the bank associated with the new loan and, along with any existing unamortized premium or discount, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the interest method. Costs incurred with third parties
           (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization for the periods from August 26,
           2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003 was $1,253, $425,
           $773 and $565, respectively.

     (P)   GOODWILL AND OTHER INTANGIBLES: As required by SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
           Similarly, intangible assets with indefinite lives are not amortized.
           Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

           The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit's goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill during the periods August 26,
           2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and
           for the years ended December 31, 2004 and 2003.

           All of the Company's intangible assets were valued at August 25,
           2005 in a process that included the use of independent appraisers.
           The fair value of the trade name was determined based on the "relief from royalty" method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

           The weighted average amortization periods for intangibles are:

           INTANGIBLE ASSETS                          YEARS
           -----------------                          -----
           Trade name                                  32.0
           Favorable lease terms (*)                    7.0
           Port terminal operating rights              40.0
           Backlog asset - charter out                  2.8
           Backlog asset - port terminal                3.6
           Backlog liability - charter out              2.1

                                      F-10

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

           (*) The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels as of August 25, 2005. As of December 31, 2005, $50 had been transferred to the acquisiton cost of Navios Meridian. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8).

     (Q)   FOREIGN CURRENCY TRANSLATION: The consolidated financial statements are prepared in US Dollars. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company's wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company's wholly-owned vessel subsidiaries and the vessel management subsidiary transacts a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are US dollar denominated.
           Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange losses recognized in the consolidated statement of operations for the period from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the years ended
           December 31, 2004 and 2003 were $(110), $(482), $(197) and $(431), respectively.

     (R)   PROVISIONS: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No.
           5, "Accounting for Contingencies", as interpreted by the FASB
           Interpretation No. 14, "Reasonable Estimation of the Amount of a
           Loss", if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 14,
           "Uruguayan Subsidiary Legal Reserve" and Note 15, "Commitments and
           Contingencies" for further discussion.

           The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs ("back calls"). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls.

           Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2005, the balance for provision for loss making voyages in progress was $0 (2004: $1,345).

     (S)   SEGMENT REPORTING: The Company accounts for its segments in accordance with SFAS No. 131, "Disclosure about Segments of an
           Enterprise and Related Information". SFAS No. 131 requires descriptive information about its reportable operating segments.
           Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the
           Company's methods of internal reporting and management structure, the
           Company has two reportable segments: Vessel Operations and Port
           Terminal.

                                      F-11

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

     (T)   REVENUE AND EXPENSE RECOGNITION:

           REVENUE RECOGNITION: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and, (3) port terminal operations in Uruguay. During the period
           January 1, 2003 to March 11, 2003 the Company also generated revenue from vessels contributed to the Navimax Pool, and a Navimax Pool management fee.

           Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. To conform to U.S. GAAP, the Company changed its policy effective
           October 1, 2005, to recognize voyage expenses as incurred. The difference between the new method and the method reflected in the
           2004 and 2003 financial statements is not material and, therefore, those periods have not been restated. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

           Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

           Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean going vessels. Revenues are recognized upon completion of loading the ocean going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean going vessel.

           Revenue from vessels contributed to Navimax Pool was recognized when earned. The Pool ceased operation on March 11, 2003. The Pool, which was managed by a subsidiary of the Company, recognized its revenue on a percentage of completion basis, based on per day estimates and ratably over the period. The Company's earnings represent its proportionate share of the Pool's revenue less operating expenses and management fee, determined by a predetermined formula agreed by pool participants.

           FORWARD FREIGHT AGREEMENTS (FFAS): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are "marked to market" to determine the fair values which generate unrealized gains or losses. FFAs trading generally have not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. See note 12.

           DEFERRED VOYAGE REVENUE: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

                                      F-12

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

           TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSE: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers' liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

           DIRECT VESSEL EXPENSE: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of dry-docking and special survey costs.

           PREPAID VOYAGE COSTS: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

     (U)   EMPLOYEE BENEFITS:

           PENSION AND RETIREMENT OBLIGATIONS-CREW: The Company's ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or postretirement benefits.

           PROVISION FOR EMPLOYEES' SEVERANCE AND RETIREMENT COMPENSATION: The
           employees in the Company's office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability.
           Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees' termination indemnities liability. This liability amounted to $20 and $74 at December 31, 2005 and 2004, respectively.

           U.S. RETIREMENT SAVINGS PLAN: The Company sponsors a 401(k)
           retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan's eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the
           Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 13.

           OTHER POST-RETIREMENT OBLIGATIONS: The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios
           Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by independent actuaries.

     (v)   FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

                                      F-13

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

           FINANCIAL RISK MANAGEMENT: The Company's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

           CREDIT RISK: The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial
           institutions.

           INTEREST RATE RISK: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of operations.

           LIQUIDITY RISK: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

           FOREIGN EXCHANGE RISK: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

           ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACTIVITIES:

           The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. See Note 12.

           The Company also trades dry bulk shipping FFAs with NOS ASA, a
           Norwegian clearing house. NOS ASA calls for both base and margin collaterals, which are funded by the Company, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by
           NOS ASA.

           At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

           Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges. Since they neither qualify as a hedge nor do they meet the criteria for hedge accounting all gains or losses are reflected in the statement of operations. For the period August 26, 2005 to December 31, 2005 and
           January 1, 2005 to August 25, 2005 and the years ended December 31,
           2004 and 2003, none of the FFAs, foreign exchange contracts or interest rate swaps qualifies for hedge accounting treatment.
           Accordingly, all gains or losses have been recorded in statement of operations for the periods presented.

                                      F-14

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

     (W)   EARNINGS PER SHARE: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the
           Company's dilutive securities (the warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

     (X)   INCOME TAXES: The Company is a Marshall Islands Corporation. Pursuant
           to various treaties and the United States Internal Revenue Code, the
           Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of
           America (Note 22).

     (Y)   DIVIDENDS: Dividends are recorded in the Company's financial statements in the period in which they are declared.

     (Z)   GUARANTEES: The Company accounts for guarantees in accordance with
           FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and
           Disclosure Requirements for Guarantees, Including Indirect Guarantees
           of Indebtedness of Others". Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45's fair value recognition provision, financial statement disclosures of their terms are made.

     (AA)  RECENT ACCOUNTING PRONOUNCEMENTS:

           In March 2005 the U.S. Securities and Exchange Commission, or SEC,
           released Staff Accounting Bulletin 107, "Share-Based Payments", or
           SAB 107. The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS
           123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and
           Analysis subsequent to adoption of SFAS 123R. The adoption of this interpretation will not have an effect on the Company's statement of financial position or results of operations

           In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset
           Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB
           Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.
           The adoption of this interpretation did not have an effect on the
           Company's statement of financial position or results of operations.

                                      F-15

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

           In March 2005, the Financial Accounting Standards Board issued
           Statement No. 154, Accounting Changes and Error Corrections, a
           replacement of APB Opinion No. 20 and FASB Statement No. 3. The
           Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is
           impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement will be effective for the Company for the fiscal year beginning on January 1, 2006.

           On November 3, 2005, Financial Accounting Standards Board issued
           Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. These FSPs are effective for the Company beginning on January 1, 2006 and addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. They also state that impairment of investments in debt securities must be assessed on an individual basis. Adoption of these interpretations are not expected to have a significant effect on the Company's statement of financial position or results of operations.

           In February 2006, the Financial Accounting Standard Board issued
           Statement of Financial Accounting Standards No. 155 (SFAS 155)
           "Accounting for Certain Hybrid Instruments - an amendment of FASB
           Statements No. 133 and 140". SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September
           15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1,
           2007.

NOTE 3:  ACQUISITION/ REINCORPORATION

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios" or the "Company") and all the
shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.
The Company reports to the Securities and Exchange Commission under the rules governing Foreign Private Issuers.

This transaction was recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $14.2 million in allocable transaction costs, by allocating such cost to the assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE effected a "downstream merger" with and into
Navios. The assets and liabilities of ISE, which reflected the acquisition of
Navios, became the assets and liabilities of Navios. The shareholders' equity of
ISE became the shareholders' equity of Navios. The results of operations of
Navios to August 25, 2005, are labeled as "Predecessor" and remain historically reported. The results of operations from August 26, 2005 forward are labeled as
"Successor" and reflect the combined operations of Navios and ISE. The Stock
Purchase Agreement required a purchase price adjustment based on an EBITDA target for the period from January 1, 2005 to August 31, 2005. The $594.4 million cash purchase price reflects a preliminary price adjustment based on the
EBITDA target included in the contract and was adjusted by approximately $0.6 million based on a final calculation.

                                      F-16

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

Approximately $412.0 million of the purchase price was obtained from a $514.4 million secured credit facility, entered into on July 12, 2005 and funded on
August 25, 2005, with HSH Nordbank AG which was refinanced on December 21, 2005
(Note 11). The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation.

The purchase accounting adjustments, presented in the following table, result from a valuation process that included the use of independent appraisers. The amounts allocated to accrued liabilities and goodwill continue to be preliminary pending finalization and full implementation of the restructuring discussed below. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at August 25, 2005.
The following table also shows the roll forward of the balance sheet of Navios
(predecessor) as of August 25, 2005 to Navios (successor) on August 25, 2005:

                                                                          AUGUST 25, 2005
                                                     -----------------------------------------------------------
                                                       PREDECESSOR                      SUCCESSOR
                                                     -------------       ---------------------------------------
                                                                                         PURCHASE
                                                         NAVIOS             ISE         ACCOUNTING      NAVIOS
                                                     -------------       ----------    -----------    ----------

Cash and cash equivalents.........................        $ 63,933       $ 102,259         $    -     $ 166,192
Short term derivative assets......................          53,800               -              -        53,800
Short term backlog asset..........................               -               -          5,246         5,246
Prepaid voyage costs..............................           7,416               -              -         7,416
Other current assets..............................          10,700             657              -        11,357
                                                          --------        --------     ---------       --------
Total current assets..............................         135,849         102,916          5,246       244,011
Vessels...........................................         113,329               -         81,789       195,118
Port terminal.....................................          26,714               -           (15)        26,699
Port terminal operating rights....................               -               -         31,000        31,000
Trade name........................................           1,947               -         88,053        90,000
Favorable lease terms.............................               -               -        139,680       139,680
Deferred financing cost...........................               -           9,143              -         9,143
Investment in Navios..............................               -         593,764      (593,764)             -
Deferred acquisition cost.........................               -          14,203       (14,203)             -
Long term backlog asset...........................               -               -          9,584         9,584
Other non-current assets..........................           6,890               9              -         6,899
Goodwill..........................................             226               -         40,563        40,789
                                                          --------        --------     ---------       --------
TOTAL ASSETS......................................         284,955         720,035      (212,067)       792,923
                                                          ========        ========     =========       ========
Accounts payable..................................           4,711          10,496              -        15,207
Accrued expenses..................................           5,889           2,296          1,360         9,545
Deferred voyage revenue...........................          10,103               -              -        10,103
Short term derivative liability...................          31,721               -              -        31,721
Short term backlog liability......................               -               -          6,052         6,052
Notes due to shareholder..........................               -           8,621              -         8,621
Current portion of long term debt.................               -         173,870              -       173,870
                                                          --------        --------     ---------       --------
Total current liabilities.........................          52,424         195,283          7,412       255,119
Long term debt....................................               -         340,500              -       340,500
Long term backlog liability.......................               -               -          6,648         6,648
Other long term liabilities.......................           6,404               -              -         6,404
                                                          --------        --------     ---------       --------
Total liabilities.................................          58,828         535,783         14,060       608,671
                                                          --------        --------     ---------       --------
Stockholder's equity..............................         226,127         184,252      (226,127)       184,252
                                                          --------        --------     ---------       --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY..........        $284,955        $720,035     $(212,067)      $792,923
                                                          ========        ========     =========       ========

                                      F-17

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

The acquired intangible assets and liabilities at the acquisition date are listed below. Where applicable, they are amortized using the straight line method over the periods indicated below:

                                                            WEIGHTED
                                        FAIR VALUE          AVERAGE
                                           AS AT          AMORTIZATION
DESCRIPTION                           AUGUST 26, 2005    PERIOD (YEARS)
-----------                           ---------------    --------------
Trade name.........................       $ 90,000             32.0
Favorable lease terms (*)..........        139,680              7.0
Port terminal operating rights.....         31,000             40.0
Backlog asset - charter out........         14,200              2.8
Backlog asset - port terminal......            630              3.6
Backlog liability - charter out....        (12,700)              2.1
                                      --------------
               TOTAL                      $262,810
                                      ==============

 (*) The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8).

Goodwill arising from the acquisition has been allocated to the Company's segments as follows:

  Vessels operations                          $  26,218
  Port terminal operations                       14,571
                                              ----------
                                              $  40,789
                                              ==========

At the time of the August 25, 2005 acquisition, ISE's senior management anticipated implementing a strategic post-acquisition plan for the relocation of the Company's offices in the United States from South Norwalk, Connecticut to
New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house the Company's headquarters. Management has commissioned an internal task force to implement this plan. This cost will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. This plan will be implemented during the first half of
2006. A provision for the $1,360 cost of this plan has been included in the accompanying financial statements as a part of purchase accounting.

                                      F-18

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

The following table presents the unaudited pro forma results as if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented during 2005 and 2004 (in thousands, except for numbers of and amounts per share):

                                                                     YEARS ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                    2005                   2004
                                                                ---------------    ----------------
                                                                 Unaudited               Unaudited

Gross revenues........................                           $ 235,006              $ 279,184
Net income............................                            $ 20,796               $ 80,456
Basic earnings per share..............                              $ 0.52                 $ 2.02
Diluted earnings per share............                              $ 0.50                 $ 2.02
Average shares outstanding during the period
   presented..........................                          40,001,473             39,900,000
Warrants assumed to be outstanding....                          65,550,000             65,550,000
Proceeds to Company on exercise of warrants                    327,750,000            327,750,000
Assumed market price for repurchase of
   incremental shares                                                 5.15                   5.00
Number of shares assumed to be repurchased                      63,698,774             65,550,000
Incremental shares on exercise of warrants                       1,851,226                      -
Total number of shares assumed to be outstanding
   for dilution purposes                                        41,852,699             39,900,000

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented.

NOTE 4:  CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

                                                          SUCCESSOR           PREDECESSOR
                                                         DECEMBER 31,        DECEMBER 31,
                                                             2005                2004
                                                             ----                ----

Cash on hand and at banks                              $     22,089         $     18,647
Short-term deposits and highly liquid funds                  15,648               28,111
                                                      -----------------     --------------
TOTAL CASH AND CASH EQUIVALENTS                        $     37,737         $     46,758
                                                      =================     ==============

NOTE 5:  ACCOUNTS RECEIVABLE, NET

Accounts receivables consist of the following:

                                                    SUCCESSOR        PREDECESSOR
                                                   DECEMBER 31,     DECEMBER 31,
                                                       2005             2004
                                                       ----             ----
Accounts receivables                               $  14,114      $   17,491
Less: Provision for doubtful receivables                (411)         (2,291)
                                                   -----------    ------------
ACCOUNTS RECEIVABLES, NET                          $  13,703      $   15,200
                                                   ===========    ============

                                      F-19

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

Changes to the provisions for doubtful accounts are summarized as follows:

                                        BALANCE AT      CHARGES TO
ALLOWANCE FOR                          BEGINNING OF      COSTS AND        AMOUNT          BALANCE AT
DOUBTFUL RECEIVABLES                      PERIOD         EXPENSES        UTILIZED       END OF PERIOD
--------------------                      ------         --------        --------       -------------
PREDECESSOR
-----------

Year ended December 31, 2003         $  (1,843)         $  (1,512)       $     491       $  (2,864)
Year ended December 31, 2004            (2,864)              (294)             867          (2,291)
January 1, 2005 to August 25, 2005      (2,291)                 -              880          (1,411)

SUCCESSOR
---------
August 26, 2005 to December 31,
2005 (*)                                     -               (411)               -            (411)

(*) All of the Company's accounts receivable were recorded at their estimated fair value on August 25, 2005 as part of the purchase accounting process discussed in Note 3. As a result, the reserve for doubtful accounts was eliminated at August 26, 2005.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables.
For the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to
August 25, 2005, two customers from the Vessel Operations segment accounted for approximately 14.8% and 11.9% each of the Company's revenue, respectively. For the years ended December, 31 2004 and 2003, one customer from the Vessels
Operation segment accounted for approximately 15.92% and 29.4% of the Company's revenue, respectively.

NOTE 6:  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

                                                               SUCCESSOR              PREDECESSOR
                                                              DECEMBER 31,            DECEMBER 31,
                                                                  2005                    2004
                                                                  ----                    ----

Prepaid voyage costs                                          $     3,793            $     11,120
Claims receivables, net                                             1,234                     296
Advances to agents                                                    829                   1,492
Inventories                                                           425                     255
Other                                                                 157                       -
                                                              -----------            ------------
TOTAL PREPAID EXPENSES AND OTHER CURRENT ASSETS               $     6,438            $     13,163
                                                              ===========            ============

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts current due to the Company. All amounts are shown net of applicable deductibles.

Advances to agents are made up of funds sent to port agents for port charges, tolls, canal fees and other voyage related expenses.

                                      F-20

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 7:  VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

                                                                    ACCUMULATED           NET BOOK
VESSELS                                                COST        DEPRECIATION            VALUE
-------                                                ----        ------------            -----

BALANCE JANUARY 1, 2004 (PREDECESSOR)           $  131,347        $    (10,597)        $  120,750
Additions                                              385              (4,904)            (4,519)
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)            131,732             (15,501)           116,231
Additions                                              311              (3,213)            (2,902)
                                                ----------        ------------         -----------
BALANCE AUGUST 25, 2005 (PREDECESSOR)              132,043             (18,714)           113,329
Revaluation in connection with purchase
accounting                                          63,075              18,714             81,789
Additions                                          147,153              (3,188)           143,965
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)           $  342,271        $     (3,188)        $  339,083
                                                ==========        ============         ===========

                                                                   ACCUMULATED           NET BOOK
PORT TERMINAL                                     COST            DEPRECIATION            VALUE
-------------                                     ----           ------------            -----
BALANCE JANUARY 1, 2004 (PREDECESSOR)           $   18,930        $        (564)       $   18,366
Transfer amounts from assets under
construction                                         1,448                    -             1,448
Additions                                            1,814                (667)             1,147
Disposals                                              (24)                  7                (17)
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)             22,168              (1,224)            20,944
Additions                                              339                (472)              (133)
                                                ----------        ------------         -----------
BALANCE AUGUST 25, 2005 (PREDECESSOR)               22,507              (1,696)            20,811
Revaluation in connection with purchase
accounting                                           4,192               1,696              5,888
Additions                                              295                (295)                 -
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)           $   26,994        $       (295)        $   26,699
                                                ==========        ============         ===========

                                                                   ACCUMULATED           NET BOOK
OTHER FIXED ASSETS                                COST            DEPRECIATION            VALUE
------------------                                ----           ------------            -----

BALANCE JANUARY 1, 2004 (PREDECESSOR)           $    1,960        $       (721)        $    1,239
Additions                                              109                (266)              (157)
Disposals                                             (229)                171                (58)
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)              1,840                (816)             1,024
Additions                                               32                (150)              (118)
                                                ----------        ------------         -----------
BALANCE AUGUST 25, 2005 (PREDECESSOR)                1,872                (966)               906
Revaluation in connection with purchase
accounting                                          (1,068)                966               (102)
Charge to relocation accrual                             -                (517)              (517)
Additions                                                6                 (78)               (72)
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)           $      810        $       (595)        $      215
                                                ==========        ============         ===========

                                                                   ACCUMULATED           NET BOOK
TOTAL                                             COST            DEPRECIATION            VALUE
-----                                             ----           ------------            -----

BALANCE JANUARY 1, 2004 (PREDECESSOR)           $  152,237        $    (11,882)        $   140,355
Transfer from assets under construction              1,448                    -              1,448
Additions                                            2,308              (5,837)             (3,529)
Disposals                                             (253)                178                 (75)
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2004 (PREDECESSOR)            155,740             (17,541)            138,199
Additions                                              682              (3,835)             (3,153)
                                                ----------        ------------         -----------
BALANCE AUGUST 25, 2005 (PREDECESSOR)              156,422             (21,376)            135,046
Revaluation in connection with purchase
accounting                                          66,199              21,376              87,575
Charge to relocation accrual                             -                (517)               (517)
Additions                                          147,454              (3,561)            143,893
                                                ----------        ------------         -----------
BALANCE DECEMBER 31, 2005 (SUCCESSOR)           $  370,075        $     (4,078)        $   365,997
                                                ==========        ============         ===========

During December 2005, the Company acquired three vessels for a total consideration of approximately $95.0 million from companies affiliated with the
Company's CEO. The purchase price was paid with $65.1 million drawn from the
Company's credit facility, $8.5 million from available cash and issuance of
4,339,319 shares of Company's common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels and $4.82 per share for the third vessel for a total value of $21.3 million (Note 17). Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. Hence, the non cash effect of this common stock on Paid-in-Capital has to be offset against the total consideration of the vessels and is disclosed under non-cash investing and financing activities.

                                      F-21

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

The Company has deposited $8,322 in a restricted account in connection with the acquisition of four option vessels, the Navios Arc, Navios Magellan, Navios
Horizon and Navios Galaxy, expected to be delivered in the first four months of
2006 (Note 23).

NOTE 8:  INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2005 and 2004 consist of the following:

                                                    SUCCESSOR                                           PREDECESSOR
                                                    ---------                                           -----------
                                               ACCUMULATED       NET BOOK VALUE                 ACCUMULATED        NET BOOK VALUE
                                 BALANCE       AMORTIZATION     DECEMBER 31, 2005  BALANCE      AMORTIZATION      DECEMBER 31, 2004
                                 -------       ------------     -----------------  -------      ------------      -----------------

Trade name                   $    90,000    $         (986)  $            89,014     2,184             (180)                2,004
Port terminal operating
rights                            31,000              (272)               30,728         -                 -                    -
Favorable lease terms            125,167            (7,727)              117,440         -                 -                    -
Backlog assets                    16,830            (2,067)               14,763         -                 -                    -
Backlog liabilities              (16,200)            2,144               (14,056)        -                 -                    -
                                ----------     -------------    ------------------ ---------    --------------    -----------------
TOTAL                        $   246,797    $       (8,908)  $           237,889     2,184             (180)                2,004
                                ==========     =============    ================== =========    ==============    =================

                                  SUCCESSOR                          PREDECESSOR
                                AMORTIZATION      AMORTIZATION       AMORTIZATION  AMORTIZATION
                                  EXPENSE           EXPENSE            EXPENSE       EXPENSE
                                 AUGUST 26,        JANUARY 1,        YEAR ENDED     YEAR ENDED
                                   2005 TO          2005 TO         DECEMBER 31,     DECEMBER 31,
                                DECEMBER 31,       AUGUST 25,            2004          2003
                                  ---------       -----------            ----          ----
                                    2005             2005
                                    ----             ----

Trade name                   $         (986)   $          (57)  $           (88)       (87)
Port terminal operating
rights                                 (272)                -                  -          -
Favorable lease terms                (7,727)                -                  -          -
Backlog assets                       (2,067)                -                  -          -
Backlog liabilities                   2,144                 -                  -          -
                                 -------------    -------------    --------------- ----------
TOTAL                        $       (8,908)   $          (57)  $           (88)       (87)
                                 =============    =============    =============== ==========

The aggregate amortization of acquired intangibles for the next five years will be as follows:

                                       WITHIN         YEAR        YEAR         YEAR        YEAR      FIVE YEAR
DESCRIPTION                           ONE YEAR        TWO         THREE        FOUR        FIVE      AGGREGATE
----------------------------------   ----------    --------    ----------  ----------   ---------   ------------

Tradename..........................     $ 2,812     $ 2,812     $ 2,820     $ 2,812      $ 2,812     $ 14,068
Favorable lease terms..............      11,949      10,914      11,389      11,358        9,135       54,745
Port terminal operating rights.....         775         774         777         775          775        3,876
Backlog asset - charter out........       5,071       5,072       2,279          --           --       12,422
Backlog asset - port terminal......         175         175         175          43           --          568
Backlog liability - charter out....     (6,052)     (4,526)          --          --           --      (10,578)
                                     ----------- ----------- ----------- ----------- ------------ ------------
                                       $ 14,730    $ 15,221    $ 17,440    $ 14,988     $ 12,722    $  75,101
                                     =========== =========== =========== =========== ============ ============

NOTE 9:    INVESTMENT IN AFFILIATES

The Company has a 50% interest in Acropolis Chartering & Shipping, Inc., a brokerage firm for freight and shipping charters. Although Navios owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends for 2004 and thereafter, will be allocated 35% to the Company (2003: 40% to the Company) with the balance to the other shareholder. As of December 31, 2005 and 2004, the carrying amount of the investment was $657 and $557, respectively. Dividends received for the periods
August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and
for the years ended December 31, 2004 and 2003 were $0, $973, $699 and $78, respectively. See Note 17.

                                      F-22

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 10:  ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                  SUCCESSOR         PREDECESSOR
                                                DECEMBER 31,       DECEMBER 31,
                                                    2005                2004
                                                    ----                ----

Payroll                                      $           311   $         1,312
Accrued Interest                                         707               260
Accrued voyage expenses                                2,191             1,442
Provision for losses on voyages in progress                -             1,345
Accrued lease liability                                  473               239
Audit fees and related services                        1,261               142
Finance fees                                           2,601                 -
Relocation reserve                                       840                 -
Professional fees                                      1,120                10
Other accrued expenses                                 1,749             2,367
                                                --------------     -------------
TOTAL ACCRUED EXPENSES                       $        11,253     $       7,117
                                                ==============     =============

NOTE 11:   BORROWINGS

Borrowings consist of the following:

                                          SUCCESSOR            PREDECESSOR
                                         DECEMBER 31,          DECEMBER 31,
                                           2005                    2004
                                           ----                    ----
2004Revolving Credit Facilities      $                -   $           40,506
2004 Term Loan                                        -               10,000
Credit Facility                                 493,400                    -
                                        -----------------     ----------------
Total borrowings                                493,400               50,506
Less current portion                            (54,221)              (1,000)
                                        -----------------     ----------------
TOTAL LONG TERM BORROWINGS           $          439,179   $           49,506
                                        =================     ================

CREDIT FACILITY: On August 18, 2005, the Company closed out its then existing loan facility and repaid the $49.8 million outstanding on that date. This prepayment was made using available funds and no penalties were incurred. On
July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company entered into a restated credit facility with HSH Nordbank AG under which it borrowed $649 million. Of the $649 million, $435million was used to restructure the balance of the credit facility described above and the remaining balance of $214 million to finance the acquisition of ten new vessels. Of the $214 million Navios has drawn
$106 million as of December 31, 2005.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75%
per annum, depending on the tranche being borrowed, and the applicable rate from interest rate swaps, which are required by the lender to limit the Company's exposure to interest rate fluctuations. Amounts drawn under the facility are secured by first preferred mortgages over the Company's vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days' written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

                                      F-23

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company's Chairman and Chief Executive
Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

2004 REVOLVING CREDIT FACILITIES: On October 5, 2004, the Company entered into a revolving credit facility of $51,000 collateralized by the vessels M/V Navios
Apollon, M/V Navios Herakles and M/V Navios Ionian. The book value of the vessels collateralizing the revolving credit facility was $53,626 at December
31, 2004. On each revolving facility reduction date the maximum revolving facility amount is to be reduced, by $1,700. The "revolving facility date" means each one of the seventeen (17) dates falling at consecutive six (6) monthly intervals after the first advance date, up to, and including, the revolving facility availability termination date. Principal payments are due only when the balance on the facility is greater than or equal to the maximum revolving credit facility amount as determined after the reduction of each of the 17 revolving facility dates mentioned above, which as of December 31, 2004, are determined to be in 2013. The revolving credit facility bears interest at LIBOR plus 1%. The
Company must pay a fee of 0.3% per annum on the unused portion of the maximum revolving facility amount on a quarterly basis in arrears. The amount outstanding as of December 31, 2004 was $18,100.

On October 4, 2004 the Company entered into a revolving credit facility of
$55,000 collateralized by the vessels M/V Navios Achilles, M/V Navios Hios and
M/V Navios Kypros and a guarantee of Navios Maritime Holdings, Inc. The book value of the vessels collateralizing the revolving credit facility was $62,056 at December 31, 2004. On each revolving facility reduction date, the maximum revolving facility amount is to be reduced, by $1,000. The "revolving facility date" means each one of the thirty five (35) dates falling at consecutive three
(3) monthly intervals after the first advance date, up to, and including, the revolving facility availability termination date. Principal payments are due only when the balance on the facility is greater than or equal to the maximum revolving credit facility amount as determined after the reduction of each of the 35 revolving facility dates mentioned above, which as of December 31, 2004, are determined to be in 2013. The revolving credit facility bears interest at
LIBOR plus 1%. The Company must pay a fee of 0.3% per annum on the unused portion of the maximum revolving facility amount on a quarterly basis in arrears. The amount outstanding as of December 31, 2004 was $22,406.

 2004 TERM LOAN: On October 4, 2004, the Company entered into a $10,000 term loan collateralized by the vessels M/V Navios Achilles, M/V Navios Hios, and M/V
Navios Kypros, which is due October 2010. The book value of the vessels collateralizing the term loan was $62,056 at December 31, 2004. The loan is repayable in twenty four consecutive quarterly installments of $250 with a balloon payment of $4,000 due upon maturity. Interest is payable at an aggregate of the margin of 1.5% over LIBOR. The amount outstanding as of December 31, 2004 was $10,000.

 2004 LINE OF CREDIT: A line of credit of up to $5,000 was made available to the
Company in October 2004, which replaced the 2003 revolving Credit Facility. The facility was available to be used for the purpose of meeting working capital requirements and for general corporate purposes. Interest was payable at an aggregate of the margin of 2.25% plus "overnight Euro Dollar rate" for the term of each advance. This facility expired in October 2005. The amount outstanding as of December 31, 2004 was $0.

                                      F-24

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

The principal payments of the credit facility outstanding balance as of December
31, 2005 for the next 5 years and thereafter are as follows:

YEAR                     AMOUNT IN MILLION OF USD
----                     ------------------------
2006                                  54.2
2007                                  54.2
2008                                  54.2
2009                                  52.7
2010                                  52.7
2011 and thereafter                  225.4
                         -----------------------------
                                     493.4
                         =============================

NOTE 12:  DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

INTEREST RATE RISK

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The principal terms of the interest rate swaps outstanding at December 31, 2005 and 2004 are as follows:

 DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------

Counterparty            HSH             HSH             Royal              Royal         Royal Bank         Alpha
                      Nordbank       Nordbank          Bank of            Bank of            of             Bank
                                                      Scotland           Scotland         Scotland
-----------------------------------------------------------------------------------------------------------------------
Notional                USD             USD              USD                USD          USD 10,500          USD
                      171,000         82,000           11,375             13,430          declining        10,500
                     declining       declining        declining          declining         525 at         declining
                     100,500 at      13,250 at         437 at             478 at          resetting        250 at
                     resetting       resetting        resetting          resetting       dates until      resetting
                       dates           dates            dates              dates          maturity          dates
                       until           until            until              until            date            until
                      maturity       maturity         maturity           maturity                         maturity
                        date           date             date               date                             date
-----------------------------------------------------------------------------------------------------------------------
Terms                 3 months        Floor 3          Floor 6            Floor 6         6 months         Floor 3
                     LIBOR for        months           months             months          LIBOR for        months
                       4.74%           LIBOR            LIBOR              LIBOR            5.57%           LIBOR
                                       4.45%            5.55%              5.54%                            5.65%
                                       Cap 3            Cap 6              Cap 6                            Cap 6
                                      months           months             months                           months
                                       LIBOR            LIBOR              LIBOR                            LIBOR
                                        5%              7.5%               7.5%                             7.5%
-----------------------------------------------------------------------------------------------------------------------
Resets               Quarterly       Quarterly        April and          April and        February        Quarterly
                                                       October            October        and August
-----------------------------------------------------------------------------------------------------------------------
Inception              March           March            April             October         June 2001         July
                        2006           2007             2001               2001                             2001
-----------------------------------------------------------------------------------------------------------------------
Maturity               March           June            October            October         February          July
                        2007           2008             2010               2006             2006            2010
-----------------------------------------------------------------------------------------------------------------------

                                      F-25

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

 DECEMBER 31, 2004
--------------------------------------------------------------------------------

Counterparty           Royal           Royal       Royal Bank
                      Bank of         Bank of          of             Alpha
                      Scotland       Scotland       Scotland          Bank
--------------------------------------------------------------------------------
Notional                USD             USD        USD 11,550          USD
                       12,250         14,385       declining         11,500
                     declining       declining       525 at         declining
                       437 at         478 at          each           250 at
                        each           each        resetting          each
                     resetting       resetting        date          resetting
                       dates        date until       until         date until
                       until         maturity       maturity        maturity
                      maturity         date           date            date
                        date
--------------------------------------------------------------------------------
Terms                 Floor 6         Floor 6       6 months         Floor 3
                       months         months       LIBOR for         months
                       LIBOR           LIBOR         5.57%            LIBOR
                       5.55%           5.54%                          5.65%
                       Cap 6           Cap 6                          Cap 3
                       months         months                         months
                       LIBOR           LIBOR                          LIBOR
                        7.5%           7.5%                           7.5%
--------------------------------------------------------------------------------
Reset                April and       April and      February        Quarterly
                      October         October      and August
--------------------------------------------------------------------------------
Inception              April          October      June 2001          July
                        2001           2001                           2001
--------------------------------------------------------------------------------
Maturity              October         October       February          July
                        2010           2006           2006            2010
--------------------------------------------------------------------------------

For the periods from August 26, 2005 to December 31, 2005 and from January 1,
2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, the realized gain (loss) on interest rate swaps was $191, $403, $(301) and $(220), respectively. As of December 31, 2005 and 2004, the outstanding net liability was $915 and $3,104, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of
Scotland swap agreements have been collateralized by a cash deposit of $1.8 million. The Alpha Bank swap agreement has been guaranteed by the Company. The
HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

FOREIGN CURRENCY RISK

The Company has not entered into any new Foreign Exchange Currency contracts
(FEC') since March 28, 2005. During the period January 1, 2005 to March 28,
2005, the Company purchased (euro)3,000 at an average rate of 1.30 with a sales value of $3,923. During the year ended December 31, 2004, the Company purchased
(euro)2,500 at an average rate of 1.32 with a sales value of $3,290.

These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. As of December
31, 2004, the fair value of all open contracts was $126. The open contracts as of December 31, 2004, were settled quarterly between March 2005 and June 2005.
The net (loss) gain from FECs recognized in the consolidated statement of operations amounted to $(98), $(462), $219 and $432 for the periods August 26,
2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the
years ended December 31, 2004 and 2003, respectively. The unrealized gain (loss)
from FECs amounted to $212 for the period August 26 to December 31, 2005, $(338)
for the period January 1 to August 25, 2005, $(44) and $170 for the years ended
December 31, 2004 and 2003, respectively.

                                      F-26

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

FORWARD FREIGHT AGREEMENTS (FFAS)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

At December 31, 2005 and 2004, none of the "mark to market" positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk
FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net (losses) gains from FFAs amounted to $(2,766), $2,869, $57,746 and
$51,115 for the periods from August 26, 2005 to December 31, 2005 and from
January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and
2003, respectively.

During the periods from August 26, 2005 to December 31, 2005 and from January 1,
2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, the changes in net unrealized (losses) gains on FFAs amounted to $(17,074),
$(23,793), $599 and $45,905, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

                                                                               SUCCESSOR              PREDECESSOR
                                                                             DECEMBER 31,            DECEMBER 31,
FORWARD FREIGHT AGREEMENTS (FFAS)                                                2005                    2004
                                                                                 ----                    ----

Short term FFA derivative asset                                        $               45,818  $              111,131
Long term FFA derivative asset                                                              -                     708
Short term FFA derivative liability                                                   (39,578)                (63,981)
Long term FFA derivative liability                                                          -                    (752)
                                                                          --------------------    --------------------
NET FAIR VALUE ON FFA CONTRACTS                                        $                6,240  $               47,106
                                                                          ====================    ====================
                                                                          --------------------    --------------------
NOS FFAS PORTION OF FAIR VALUE TRANSFERRED TO NOS DERIVATIVE ACCOUNT   $                 (331) $               (1,947)
                                                                          ====================    ====================

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

                                                                               SUCCESSOR              PREDECESSOR
                                                                             DECEMBER 31,            DECEMBER 31,
INTEREST RATE SWAPS                                                              2005                    2004
                                                                                 ----                    ----

Short term interest rate swap asset                                    $                  69   $                   -
Long term interest rate swap asset                                                        28                       -
Short term interest rate swap liability                                                 (414)                 (1,411)
Long term interest rate swap liability                                                  (598)                 (1,692)
                                                                          --------------------    --------------------
NET FAIR VALUE OF INTEREST RATE SWAP CONTRACT                          $                (915)  $              (3,103)
                                                                          ====================    ====================

The open Forward Exchange Contracts (FECs), after consideration of their fair value, are summarized as follows:

                                                                              SUCCESSOR              PREDECESSOR
                                                                             DECEMBER 31,            DECEMBER 31,
FORWARD EXCHANGE CONTRACTS (FECS)                                                2005                    2004
                                                                                 ----                    ----

                                                                          --------------------    --------------------
Short term FECs derivative (liability) asset                           $                    -  $                 126
                                                                          ====================    ====================

                                      F-27

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

RECONCILIATION OF BALANCES

Total of balances related to derivatives and financial instruments:

                                                                               SUCCESSOR              PREDECESSOR
                                                                             DECEMBER 31,            DECEMBER 31,
                                                                                 2005                    2004
                                                                                 ----                    ----

FFAs                                                                   $                6,240  $              47,106
NOS FFAs portion of fair value transferred to NOS derivative account                    (331)                (1,947)
Interest rate swaps                                                                     (915)                (3,103)
FECs                                                                                        -                    126
                                                                          --------------------    --------------------
TOTAL                                                                  $                4,994  $               42,182
                                                                          ====================    ====================

Balance Sheet Values

                                                                               SUCCESSOR              PREDECESSOR
                                                                             DECEMBER 31,            DECEMBER 31,
                                                                                 2005                    2004
                                                                                 ----                    ----

Total short term derivative asset                                      $               45,556  $             109,310
Total long term derivative asset                                                           28                    708
Total short term derivative liability                                                (39,992)                (65,392)
Total long term derivative liability                                                    (598)                 (2,444)
                                                                          --------------------    --------------------
TOTAL                                                                  $                4,994  $               42,182
                                                                          ====================    ====================

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.

Borrowings: The carrying amount of the floating rate loan approximates its fair value.

Interest rate swaps: The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date by obtaining quotes from financial institutions.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company's financial instruments are as follows:

                                            SUCCESSOR                          PREDECESSOR
                                         DECEMBER 31, 2005                  DECEMBER 31, 2004
                                         -----------------                  -----------------
                                        BOOK VALUE     FAIR VALUE         BOOK VALUE      FAIR VALUE
                                        ----------     ----------         ----------      ----------

Cash and short term investments           41,823          41,823             50,271         50,271
Trade receivables                         13,703          13,703             15,200         15,200
Accounts payable                         (13,886)        (13,886)           (14,883)       (14,883)
Long term debt                          (493,400)       (493,400)           (50,506)       (50,506)
Interest rate swaps                         (915)           (915)            (3,103)        (3,103)
Forward Freight Agreements, net            6,240           6,240             47,106         47,106

                                      F-28

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 13:  EMPLOYEE BENEFIT PLANS

RETIREMENT SAVING PLAN

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company's contributions to the employee saving plan during the periods from August 26, 2005 to December 31, 2005 and from January 1,
2005 to August 25, 2005 and the years ended December 31, 2004 and 2003 were approximately $53, $204, $267 and $273, respectively, which included a discretionary contribution of $26, $107, $137 and $153, respectively.

DEFINED BENEFIT PENSION PLAN

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known.
The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 "Employer's Accounting for
Pension".

POST-EMPLOYMENT MEDICAL AND LIFE INSURANCE BENEFITS

The Company also sponsors a legacy post-retirement medical plan that covers certain US retirees of Navios Corporation. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities.

The Company uses December 31 as the measurement date of its plans.

                                          PENSION BENEFITS                   OTHER BENEFITS
                                          ----------------                   --------------
                                      SUCCESSOR     PREDECESSOR        SUCCESSOR       PREDECESSOR
                                      ---------     -----------        ---------       -----------
                                     DECEMBER 31,   DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                     ------------   ------------      ------------     ------------
                                         2005            2004             2005             2004
                                         ----            ----             ----             ----

Benefit obligation at beginning
of year                                     367             393               745             652
Service cost                                  6               7                 -               -
Interest cost                                18              22                42              39
Plan participants' contributions              -               -                 -               -
Amendments                                    -               -                 -               -
Amortization of prior service
cost                                          4               -                 -               -
Actuarial (gain) loss                        18              (5)               47              88
Benefits paid                               (87)            (50)             (37)             (34)
                                    --------------    ------------    --------------    ------------
Benefit obligation at end of year           326             367               797             745
                                    --------------    ------------    --------------    ------------
Funded status (*)                          (326)           (367)             (797)           (745)
Unrecognized net actuarial loss
(gain)                                        -               -                 -               -
Unrecognized prior service cost
(benefit)                                     -               -                 -               -
                                    --------------    ------------    --------------    ------------
NET AMOUNT RECOGNIZED                     (326)            (367)             (797)           (745)
                                    ==============    ============    ==============    ============

 (*) All of the Company's plans are unfunded.

                                      F-29

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

Amounts recognized on the balance sheets consist of:

                                      PENSION BENEFITS                       OTHER BENEFITS
                                      ----------------                       --------------
                                   SUCCESSOR      PREDECESSOR         SUCCESSOR      PREDECESSOR
                                   ---------      -----------         ---------      -----------
                                  DECEMBER 31,    DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                  ------------    ------------       ------------    ------------
                                      2005            2004               2005            2004
                                      ----            ----               ----            ----

Prepaid benefit cost                          -               -                 -                -
Accrued benefit cost                      (326)           (367)              (797)           (745)
Intangible assets                             -               -                  -               -
Accumulated other
comprehensive income                          -               -                  -               -
                                              -               -                  -               -
                                 --------------- ---------------    --------------- ---------------
NET AMOUNT RECOGNIZED                     (326)           (367)              (797)           (745)
                                 =============== ===============    =============== ===============

The accumulated benefit obligation for all benefit pension plans, including the
Greek indemnity plan was $326 and $367 at December 31, 2005 and 2004, respectively.

COMPONENTS OF NET PERIODIC BENEFIT EXPENSE

                                                               PENSION BENEFITS
                                                               ----------------
                                        SUCCESSOR        PREDECESSOR      PREDECESSOR      PREDECESSOR
                                        ---------        -----------      -----------      -----------
                                      AUGUST 26 TO      JANUARY 1 TO      YEAR ENDED        YEAR ENDED
                                      -------------     -------------     ----------        ----------
                                       DECEMBER 31,      AUGUST 25,      DECEMBER 31,      DECEMBER 31,
                                       ------------      ----------      ------------      ------------
                                           2005             2005             2004              2003
                                           ----             ----             ----              ----

Service cost                        $             2   $            4   $            7   $             5
Interest cost                                     5               13               22                23
Expected return on plan assets                    -                -                -                 -
Amortization of prior service cost                4                -                -                 -
Amortization of net actuarial
(gain) loss                                       8               10               (5)               39
                                     ----------------- ---------------- ---------------- -----------------
REGULAR NET PERIODIC BENEFIT COST   $            19   $           27   $           24   $            67
Other income                                      -              (26)               -                 -
                                     ----------------- ---------------- ---------------- -----------------
TOTAL NET PERIODIC BENEFIT COST                  19                1               24                67
                                     ================= ================ ================ =================

                                                                OTHER BENEFITS
                                                                --------------
                                        SUCCESSOR        PREDECESSOR      PREDECESSOR      PREDECESSOR
                                        ---------        -----------      -----------      -----------
                                      AUGUST 26 TO      JANUARY 1 TO      YEAR ENDED        YEAR ENDED
                                      -------------     -------------     ----------        ----------
                                       DECEMBER 31,      AUGUST 25,      DECEMBER 31,      DECEMBER 31,
                                       ------------      ----------      ------------      ------------
                                           2005             2005             2004              2003
                                           ----             ----             ----              ----

Service cost                        $             -   $            -   $            -   $             -
Interest cost                                    14               28               39                45
Expected return on plan assets                    -                -                -                 -
Amortization of prior service cost                -                -                -                 -
Amortization of net actuarial
(gain) loss                                      39                8               88               (42)
                                     ----------------- ---------------- ---------------- -----------------
REGULAR NET PERIODIC BENEFIT COST   $            53   $           36   $          127   $             3
Other income                                      -                -                -                 -
                                     ----------------- ---------------- ---------------- -----------------
TOTAL NET PERIODIC BENEFIT COST                  53               36              127                 3
                                     ================= ================ ================ =================

ASSUMPTIONS

Weighted average assumptions used to determine benefit obligations:

                                       PENSION BENEFITS                     OTHER BENEFITS
                                       ----------------                     --------------
                                    SUCCESSOR      PREDECESSOR         SUCCESSOR      PREDECESSOR
                                    ---------      -----------         ---------      -----------
                                   DECEMBER 31,    DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                   ------------    ------------       ------------ ---------------
                                      2005            2004               2005            2004
                                      ----            ----               ----            ----

Discount rate                             5.50%           5.75%              5.50%          5.75%
Rate of compensation
increase                                  4.50%           4.50%                n/a             n/a

Weighted average assumption used to determine net periodic benefit cost:

                                                               PENSION BENEFITS
                                                               ----------------
                                        SUCCESSOR        PREDECESSOR      PREDECESSOR      PREDECESSOR
                                        ---------        -----------      -----------      -----------
                                      AUGUST 26 TO      JANUARY 1 TO      YEAR ENDED        YEAR ENDED
                                      -------------     -------------     ----------        ----------
                                       DECEMBER 31,      AUGUST 25,      DECEMBER 31,      DECEMBER 31,
                                       ------------      ----------      ------------      ------------
                                           2005             2005             2004              2003
                                           ----             ----             ----              ----

Discount rate                                 5,75%            5.75%            6.25%             6.75%
Expected long-term return on plan
assets                                            -                -                -                 -
Rate of compensation increase                 4.50%            4.50%            4.50%             4.50%

                                      F-30

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                                OTHER BENEFITS
                                                                --------------
                                        SUCCESSOR        PREDECESSOR      PREDECESSOR      PREDECESSOR
                                        ---------        -----------      -----------      -----------
                                      AUGUST 26 TO      JANUARY 1 TO      YEAR ENDED        YEAR ENDED
                                      -------------     -------------     ----------        ----------
                                       DECEMBER 31,      AUGUST 25,      DECEMBER 31,      DECEMBER 31,
                                       ------------      ----------      ------------      ------------
                                           2005             2005             2004              2003
                                           ----             ----             ----              ----

Discount rate                                 5.75%            5.75%            6.25%             6.75%
Expected long-term return on plan
assets                                            -                -                -                 -
Rate of compensation increase                     -                -                -                 -

Assumed health care cost trend rates:

                                                  SUCCESSOR         PREDECESSOR
                                                  ---------         -----------
                                                 DECEMBER 31,       DECEMBER 31,
                                                 ------------       ------------
                                                     2005               2004
                                                     ----               ----

Health care cost trend rate assumed for next
year                                                     10%                10%
Rate to which the cost trend rate is assumed
to decline (the ultimate trend rate)                    0.5%               0.5%
Year that the rate reaches the ultimate trend
rate                                                    2015               2014

Discount rates according to actuarial reports have been determined for U.S.
employees by reference to the Moody's Aa Corporation Bond Rate rounded to the next higher 0.25% and for Greek employees by reference to the yield on Greek
Government Bonds. No adjustments were made for differences between the terms of the bonds and the term of the benefit obligations.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                 1-PERCENTAGE-POINT   1-PERCENTAGE-POINT
                                                 ------------------   ------------------
                                                     INCREASE              DECREASE
                                                     --------              --------

Effect on total of service and interest
cost                                                    46                    38
Effect on post-retirement benefit
obligation                                             871                   732

ESTIMATED FUTURE BENEFIT PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

                                 PENSION BENEFITS        OTHER BENEFITS
                                 ----------------        --------------

2006                                     51                     47
2007                                     49                     50
2008                                     43                     52
2009                                     38                     55
2010                                     36                     58
2011 to 2015                            117                    319

NOTE 14:  URUGUAYAN SUBSIDIARY LEGAL RESERVE

The Company's Uruguayan subsidiary maintains a retained earnings reserve, as required by Uruguayan law. This law states that 5% of each year's net income must be set aside until the reserve equals 20% of the subsidiary's paid in capital. As of December 31, 2005 and 2004, this reserve totals $451 and $289, respectively. As a result of the acquisition of Navios by ISE and the subsequent downstream merger with and into its newly acquired wholly owned subsidiary,
Navios, the legal reserve is no longer presented as a separate component of stockholders' equity on the face of the balance sheet at December 31, 2005.

                                      F-31

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 15:  COMMITMENTS AND CONTINGENCIES:

The Company as of December 31, 2005 was contingently liable for letters of guarantee and letters of credit amounting to $500 (2004: $745) issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $2.3 million (2004:$71) at
December 31, 2005 to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping
FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was December 15, 2005.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company's financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 16:  LEASES

CHARTERS-IN:

As of December 31, 2005, the Company had 13 chartered-in vessels (3 Ultra
Handymax and 10 Panamax vessels). The Company has options to purchase six of these vessels, all of which options have been exercised in 2005. The first two of the option vessels were delivered on November 30, 2005 and December 30, 2005, respectively, the third option vessel was delivered on February 10, 2006 (Note
23) while two of the remaining three are expected to be delivered in the week starting March 20, 2006 and the third in the first week of April 2006.

The future commitments, net of commissions under charters in are as follows (in thousands):

                                  AMOUNT
                                  ------
2006                          $    42,773
2007                               45,520
2008                               50,523
2009                               44,721
2010                               38,050
2011 and thereafter                98,406
                                -----------
                              $   319,993
                                ===========

                                     F-32

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

CHARTERS-OUT:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

                                                       AMOUNT
                                                       ------

2006                                          $          109,508
2007                                                      37,922
2008                                                       4,992
                                                 --------------------
                                              $          152,422
                                                 ====================

Revenues from time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

OFFICE SPACE:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

                                                       AMOUNT
                                                       ------
2006                                        $                  380
2007                                                           336
2008                                                           350
2009                                                           361
2010                                                           361
2011 and thereafter                                            166
                                               --------------------
Net minimum lease payments                  $                1,954
                                               ====================

On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in June 2011. The above table only incorporates the lease commitment on the offices in South Norwalk,
Connecticut. See Notes 3 and 23 for further information on the office relocation and the new lease.

NOTE 17:  TRANSACTIONS WITH RELATED PARTIES

VESSEL ACQUISITIONS: On December 19, 2005 Navios entered into an agreement to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company's CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively.
The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine
S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios
Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on
January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during
2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios' available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares relates to vessels delivered) of Navios authorized capital at $4.96 per share for Navios
Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios
Gemini S. (1,161,535 shares) (Note 23).

                                      F-33

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

PURCHASE OF SERVICES: The Company utilizes Acropolis Chartering and Shipping
Inc. ("Acropolis") as a broker. Commissions paid to Acropolis for the periods from August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005
and during the years ended December 31, 2004 and 2003 were $455, $157, $877 and
$597, respectively. The Company owns fifty percent of the common stock of
Acropolis. During the periods August 26, 2005 to December 31, 2005 and January
1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003 the
Company received dividends of $0, $972, $699 and 78, respectively.

During the year ended December 31, 2003, Navios (predecessor) utilized Levant
Maritime Company Ltd. ("Levant") as an agent. Agency fees paid to Levant amounted to $1,003. Levant is a company that is not included in the consolidated financial statements. The management of Levant was carried out by one of the
Navios (predecessor) former directors and stockholders. Levant ceased to provide services to Navios (predecessor) in 2003.

LOANS FROM STOCKHOLDERS: Prior to acquisition of the Company on August 25, 2005, an initial stockholder of International Shipping Enterprises, Inc. (the"ISE"),
who became an officer and principal stockholder of the Company, advanced a total of $8.6 million to ISE in the form of non-interest bearing loans. These funds were used to pay costs related to the acquisition and were repaid by the Company following completion of the August 25, 2005 transaction.

LOANS TO SHAREHOLDERS: In November 2002 Navios (predecessor) issued a promissory note for $367 to Kastella Trading, Inc. ("Kastella"), a Marshall Islands
corporation. Interest was accrued at 4.6% per year and was payable at the note's due date. Kastella was wholly owned by one of Navios (predecessor) executives.
This loan was fully repaid in 2004 and the interest received was $33 and is included in the December 31, 2004 consolidated statement of operations.

In August 2004 Navios (predecessor) advanced to one of its shareholders and executive officers the amount of $50. The full amount was repaid during the year. No interest was calculated for the duration of this loan.

BALANCES DUE TO RELATED PARTIES: Included in the trade accounts payable at
December 31, 2005 is an amount of $90 (2004: $147), which is due to Acropolis
Chartering and Shipping Inc.

NOTE 18: DISPOSAL OF FIXED ASSETS

No fixed assets were disposed of in 2005.

In 2004, the following fixed assets were disposed of:

                                          NET SALES        NET BOOK        GAIN ON
                                          ---------        --------        -------
FIXED ASSETS                               PROCEEDS          VALUE           SALE
------------                               --------          -----           ----

Payloaders                                       $112           $(58)             $54
Uniloaders                                         24            (17)               7
                                         -------------    ------------    ------------
                                                 $136           $(75)             $61
                                         =============    ============    ============

In 2003, the following vessels were disposed of:

                                          NET SALES         NET BOOK       GAIN/(LOSS)
VESSEL                                     PROCEEDS           VALUE          ON SALE
------                                     --------           -----          -------

M/V Navios Pioneer                            $ 6,020         $ (5,805)          $  215
M/V Agios Konstantinos                         18,487          (19,413)           (926)
M/V Artemis                                    18,538          (21,712)         (3,174)
M/V Navios Aegean                              19,996          (18,478)           1,518
                                         -------------    --------------   -------------
                                             $ 63,041        $ (65,408)        $(2,367)
                                         =============    ==============   =============

                                      F-34

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 19: MINORITY INTEREST

The Navimax Pool, an association of three participants, was created for purposes of trading operating vessels owned and/or chartered by the Pool's participants, as well as, to charter and trade with third parties under freight contracts.

In 2003 Navios (predecessor) liquidated the third participant's interest in the
Navimax Pool based on a mutual agreement. This liquidation was carried out on
March 11, 2003 by distributing to the third participant, its remaining monetary value of pool interests as there were no other assets or liabilities.

NOTE 20:  SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues:
Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table.

                                    VESSEL OPERATIONS                    PORT TERMINAL                         TOTAL
                                    -----------------                    -------------                         -----
                                SUCCESSOR       PREDECESSOR       SUCCESSOR        PREDECESSOR       SUCCESSOR       PREDECESSOR
                                ---------       -----------       ---------        -----------       ---------       -----------
                             AUGUST 26, 2005  JANUARY 1, 2005  AUGUST 26, 2005   JANUARY 1, 2005  AUGUST 26, 2005  JANUARY 1, 2005
                             ---------------  ---------------  ---------------   ---------------  ---------------  ---------------
                                   TO                TO               TO               TO             TO                TO
                                   --                --               --               --             --                --
                                DECEMBER 31,    AUGUST 25,      DECEMBER 31,       AUGUST 25,      DECEMBER 31,       AUGUST, 25,
                             ----------------   -----------     -------------     --------------   -------------    --------------
                                   2005             2005             2005            2005             2005              2005
                                   ----             ----             ----            ----             ----              ----

Revenue                      $     74,296         152,668    $        2,080            5,962    $       76,376         158,630
Gain (loss) on forward
freight agreements                (2,766)           2,869                 -                -           (2,766)           2,869
Interest income                     1,162           1,349                 1                1             1,163           1,350
Interest expense                 (11,892)         (1,677)                 -                -          (11,892)         (1,677)
Depreciation and amortization    (13,016)         (3,391)             (566)            (481)          (13,582)         (3,872)
Equity in net income of
affiliated companies                  285             788                 -                -               285             788
Net income                    $     1,856          48,517               305            2,820             2,161          51,337
                             ================= =============== ================= ================ =================================

Total assets                      715,996         256,867            73,387           28,088           789,383         284,955

Capital expenditures           (*)147,363             777               295            3,487           147,658           4,264
Investments in affiliates     $       657             372    $            -                -    $          657             372

     (*) Includes $21.3 million non-cash consideration in the form of common stock issued in connection with the purchase of three vessels and $13.4 million transferred from vessel purchase options in connection with the acquisition of two option vessels

                                                               PREDECESSOR               PREDECESSOR             PREDECESSOR
                                                               -----------               -----------             -----------
                                                                                        PORT TERMINAL
                                                                                        -------------
                                                             VESSEL OPERATIONS          OPERATIONS FOR          TOTAL FOR THE
                                                             -----------------          --------------          -------------
                                                            FOR THE YEAR ENDED          THE YEAR ENDED            YEAR ENDED
                                                            ------------------          --------------            ----------
                                                             DECEMBER 31, 2004        DECEMBER 31, 2004       DECEMBER 31, 2004
                                                             -----------------        -----------------       -----------------

Revenue                                                   $          271,536          $         7,648          $     279,184
Gain on forward freight agreements                                    57,746                        -                 57,746
Interest income                                                          787                        2                    789
Interest expense                                                     (3,140)                    (310)                (3,450)
Depreciation and amortization                                        (5,258)                    (667)                (5,925)
Equity in net earnings of affiliate companies                            763                        -                    763
                                                           --------------------        -----------------        ---------------
Net income                                                           123,841                    3,291                127,132
                                                           ====================        =================        ===============

Total assets                                                         309,022                   24,270                333,292
Capital expenditures                                                     494                    4,609                  5,103
Investment in affiliates                                  $              557          $             -          $         557

                                      F-35

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                              PREDECESSOR                PREDECESSOR             PREDECESSOR
                                                              -----------                -----------             -----------
                                                                                        PORT TERMINAL
                                                                                        -------------
                                                            VESSEL OPERATIONS          OPERATIONS FOR           TOTAL FOR THE
                                                            -----------------          --------------           -------------
                                                           FOR THE YEAR ENDED          THE YEAR ENDED             YEAR ENDED
                                                           ------------------          --------------             ----------
                                                            DECEMBER 31, 2003         DECEMBER 31, 2003       DECEMBER 31, 2003
                                                            -----------------         -----------------       -----------------

Revenue                                                  $           172,824         $          6,910          $     179,734
Gain on forward freight agreements                                    51,115                        -                 51,115
Interest income                                                          132                        2                    134
Interest expense                                                     (4,738)                    (540)                (5,278)
Depreciation and amortization                                        (8,293)                    (564)                (8,857)
Equity in net earnings of affiliate companies                            403                        -                    403
                                                          ---------------------       ------------------        ---------------
Net income                                                            55,588                    2,913                 55,501
                                                          =====================       ==================        ===============

Total assets                                                         340,017                   21,516                361,533
Capital expenditures                                                  34,894                    1,553                 36,447
Investment in affiliates                                 $               493         $              -          $         493

     The following table sets out operating revenue by geographic region for the
     Company's reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

REVENUE BY GEOGRAPHIC REGION

                              SUCCESSOR                    PREDECESSOR
                              ---------                    -----------
                             AUGUST 26,    JANUARY 1,      YEARS ENDED
                               2005 TO       2005 TO       DECEMBER 31
                            DECEMBER 31,   AUGUST 25,      -----------
                                2005          2005       2004        2003
                                ----          ----       ----        ----
North America                    $5,767      $20,206     $38,201    $30,308
South America                     3,512        9,287       7,808      7,055
Europe                           41,614       78,007     119,393     85,533
Australia                           554        2,587      12,943     10,863
Asia                             24,929       48,318      99,356     44,308
Other                                 -          225       1,483      1,667
                               --------    ---------  ----------  ---------
Total                           $76,376     $158,630    $279,184   $179,734
                               --------    ---------  ----------  ---------

The following describes long-lived assets by country for the Company's reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $339,083 and $116,231 at December 31, 2005 and
2004, respectively. For Port Terminal, all long-lived assets are located in
Uruguay. The total net book value of long-lived assets for the Port Terminal amounted to $26,699 and $20,944 at December 31, 2005 and 2004, respectively.

NOTE 21:  EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios (Note 3) resulted in the cancellation of the existing Navios common shares to reflect those issued by
ISE. All earnings per share calculations for periods prior to the August 25,
2005 acquisition and merger (Navios predecessor) are based on the average number of Navios shares outstanding during the respective periods.

                                      F-36

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

Earning per share for periods subsequent to the acquisition and merger are calculated by dividing net income by the average number of shares of Navios successor outstanding during the period. Fully diluted earnings per share assumes that the 65,550,000 warrants outstanding were exercised at the warrant price of $5.00 each generating proceeds of $327.8 million and these proceeds were used to buy back shares of common stock at the average market price during the period.

                                                  SUCCESSOR          PREDECESSOR          PREDECESSOR           PREDECESSOR
                                               AUGUST 26, 2005     JANUARY 1, 2005
                                               ---------------     ---------------
                                                     TO                   TO              YEAR ENDED            YEAR ENDED
                                                     --                  ----             ----------            ----------
                                              DECEMBER 31, 2005      AUGUST 25, 2005   DECEMBER 31, 2004     DECEMBER 31, 2003
                                              -----------------      ---------------   -----------------     -----------------

NUMERATOR:
  Net income - basic and diluted                          2,161             51,337               127,132                55,501
                                              ==================    ===============    ==================    ==================

DENOMINATOR:
Denominator for basic earning per share -
weighted average shares                              40,189,356            874,584               909,205               996,408

Dilutive potential common shares
  Warrants outstanding                               65,550,000                  -                     -                     -
  Proceeds on exercises of warrants                 327,750,000                  -                     -                     -
  Number of shares to be repurchased                 60,500,802                  -                     -                     -
                                              ------------------    ---------------    ------------------    ------------------
Effect of dilutive securities - warrants              5,049,198                  -                     -                     -
                                              ------------------    ---------------    ------------------    ------------------

Denominator for diluted earnings per share
- adjusted weighted shares and assumed
conversions                                          45,238,554            874,584               909,205               996,408
                                              ==================    ===============    ==================    ==================

Basic earnings per share                                   0.05               58.7                139.83                  55.7
                                              ==================    ===============    ==================    ==================

Diluted earnings per share                                 0.05               58.7                139.83                  55.7
                                              ==================    ===============    ==================    ==================

NOTE 22:  INCOME TAXES

Marshall Islands, Greece, Liberia and Panama, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece,
Liberia and Panama the countries of the companies' incorporation and vessels'
registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Certain of the Company's subsidiaries are registered as Law 89 companies in
Greece. These Law 89 companies are exempt from Greek income tax on their income derived from certain activities related to shipping. Since all the Law 89 companies conduct only business activities that qualify for the exemption of
Greek income tax, no provision has been made for Greek income tax with respect to income derived by these Law 89 companies from their business operations in
Greece.

Corporacion Navios Sociedad Anonima is located in a tax free zone and is not liable to income or other tax.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the
"Code"), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than
50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to
U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

                                      F-37

                          NAVIOS MARITIME HOLDINGS INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

NOTE 23:  SUBSEQUENT EVENTS

On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two
wholly owned subsidiaries of Navios, entered into two lease agreements with
Goldland Ktimatiki - Ikodomiki - Touristiki and Xenodohiaki Anonimos Eteria, a
Greek corporation which is partially owned by relatives of Angeliki Frangou,
Navios' Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately
2,034.3 square meters and will house the operations of the Company's subsidiaries. The total annual lease payments are EUR 420,000 (approximately
$500,000) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were similar to those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On January 5, 2006, the Company took delivery of vessel Navios Gemini S the last of the four Panamax vessels purchased from Maritime Enterprises Management S.A., a company affiliated with the Frangou family (Notes 2 and 17).

On February 10, 2006, the Company took delivery of Navios Arc the first of the remaining four option vessels to be delivered in 2006 (Notes 2 and 15).

On February 16, 2006, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on March 13, 2006 to stockholders of records as of
February 27, 2006.

                                      F-38